

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2017

Brian Lian, Ph.D.
Chief Executive Officer
Viking Therapeutics, Inc.
12340 El Camino Real, Suite 250
San Diego, CA 92130

   Re: Viking Therapeutics, Inc.
    Registration Statement on Form S-1
    Filed October 17, 2017
    File No. 333-220992

Dear Mr. Lian:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ada D. Sarmento at (202) 551-3798 with any questions.

              Division of Corporation Finance
              Office of Healthcare & Insurance

cc: Jeff Hartlin, Esq.